UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Public Held Company

CNPJ/MF 02.429.144/0001-93 - NIRE 35.300.186.133

NOTICE TO SHAREHOLDERS

CPFL Energia S.A. (“Company”) (B3: CPFE3, NYSE: CPL),  in regards to the Annual and Extraordinary General Meeting (AEGM), which shall  take place on April, 27th, 2018, at 10 a.m.,  in the terms of paragraph 6th of Article  21-A and paragraph  1st of Article  21-G, of  CVM Instruction  N. 481, from December 17th, 2009, as altered, informs its shareholders about: (A) the exclusion, by the Controlling Shareholders,  of the appointment, for the position of Board of Directors’  sitting members, of: (i) Mr. Yuhai Hu; and (ii) Mr. Daobiao Chen and the appointment of: (i) Mr. Bo Wen; e (ii) Mr. Shirong Lyu, for those positions, respectively. The Controlling Shareholders inform that the change was due to a restructuring from the Controlling Shareholders; and (B) the exclusion of the Management Proposal of the Company’s capital increase from the Extraordinary Meeting’s Agenda, considering that the Company’s Management understands that, at this time, the capital increase is not necessary.

Due to the abovementioned changes, the Company has made available, at this time, a new version of the Management’s Proposal with Mr. Bo Wen’s and Mr. Shirong Lyu’s information and excluding every mention about the capital increase proposal, as well as the new versions of the Distant Vote Bulletins.

Considering the new Distant Vote Bulletins, the Company informs that: (i)  votes already given for Mr. Yuhai Hu and  Mr. Daobiao Chen will be considered valueless, therefore, the Shareholders that wish to vote in the new candidates must send new vote instructions or do it, in presence, in the AEGM; (ii) votes regarding the capital increase will not be consider; and (iii) the limit date for sending a new vote instruction is April, 20th, 2018.

Least, the Company recommends that, to avoid any conflicts in the vote instruction previously sent, the Shareholders send any new vote instructions to the same service provider as before.

Campinas, April 6th, 2018.

CPFL ENERGIA S.A.

Gustavo Estrella

Financial and Investors Relations Executive Vice-President

JUR_SP - 29724149v1 5953017.423929

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 6, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.